Exhibit 3-D

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

ADVANCED POLYMER SYSTEMS, INC.

Advanced Polymer Systems, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That Article I of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“I: Name. The name of the corporation is AP Pharma, Inc.”

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

In witness whereof, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized person this 9th day of May, 2001.

/s/ Michael O’Connell
Michael O’Connell, President and Chief Executive Officer